

SETTING THE RECORD STRAIGHT

Biglari Capital Corp.

Legal Disclaimer

The materials contained herein (the “Materials”) represent the opinions of Biglari Capital Corp. and its affiliates (collectively, “Biglari Capital”) and are based on publicly available information with respect to Cracker Barrel Old Country Store, Inc. (the “Company”). Biglari Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Biglari Capital’s conclusions. Biglari Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Biglari Capital disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Biglari Capital herein are based on assumptions that Biglari Capital believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Biglari Capital currently collectively beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that causes Biglari Capital from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Biglari Capital discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Biglari Capital expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “project,” “target,” “forecast,” “seek,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Biglari Capital. Although Biglari Capital believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Biglari Capital will not undertake and specifically disclaims any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Biglari Capital has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Setting the Record Straight

> **Reality: Biglari Capital's campaign for board representation is NOT about control.**
> - If elected, Biglari Capital nominees will constitute a minority on a 10-member board. To be clear, **Sardar Biglari has no intention of assuming any executive role at Cracker Barrel; he will not assume any executive role even if requested by the Board.** This campaign is about Sardar Biglari, Milena Alberti-Perez, and Michael Goodwin working collaboratively with the incumbent directors to effect positive change.
>
> - Cracker Barrel's share price is down **(14%)** since the announcement of the plan in May 2024 and **(46%)** since the appointment of Julie Masino as the CEO-elect in August 2023[1].
> - Consensus estimates are significantly lower than management's guidance implying independent analysts are skeptical of the plan.
> - The Board fails to acknowledge that the Company's TSR performance under incumbent directors Carl Berquist and Meg Crofton is **(69.7%)** and **(65%)** respectively[2].
> - Biglari Capital's ~$100 million investment in Cracker Barrel spans over a decade and exceeds the combined ownership interest of management and the Board. Its interest is clearly aligned with all shareholders.
> - This contest is about ensuring Cracker Barrel has the right Board. This is not about changing management.

> **Transformation Plan: The Board is planning to spend 70% of market capitalization on a cosmetic remodel.**
> - The Board-approved plan doesn't expect a turnaround until FY27.
> - We are skeptical of the plan, spending 70% of the market capitalization.
> - The market lacks confidence in the plan and the Board's ability to create value.
> - All independent analysts have an Underperform, Hold, or Sell rating.

Source: Factset.
1: Share price performance: Since announcement of the plan - May 16, 2024 to Oct. 29, 2024; Since CEO-elect: Aug. 7, 2023 to Oct 29, 2024
2. TSR data for Carl Berquist: 14-January-2019 (appointment date) to 16-August-2024 (day before the public announcement of nomination); for Meg Crofton: 1-August-2017 (appointment date) to 16-August-2024

With a ~$100 million Investment in Cracker Barrel, Biglari Capital Has One Objective: Ensure Shareholder Value Creation for ALL Investors

Cracker Barrel's Claim



Biglari's Primary Goal is to Secure a Board Seat For Himself.

We believe that Biglari is trying to build his brand at Cracker Barrel's expense – and to shareholders' detriment.

Biglari's ideas risk destroying shareholder value

"We believe the fact that Mr. Biglari would pursue yet another proxy contest when we have a new CEO, a well-defined three-year transformation plan beginning to take hold, and a refreshed Board, ***speaks volumes about Mr. Biglari's questionable motives. Rather than seeking what is best for the Company and all shareholders, we believe that Mr. Biglari is once again trying to secure a long-sought "win" for himself personally, at the expense of other shareholders."***

-- Cracker Barrel Shareholder Letter, October 9, 2024

Reality

- It is disingenuous for Cracker Barrel Board to assert that Sardar Biglari's ideas would destroy shareholder value when the Board itself has **negative** shareholder returns over 1, 3, 5, 7, and 10-year periods.
- Biglari Capital has been invested in the Company for over a decade. As a long-term shareholder, Sardar Biglari's ideas are aligned with the interests of continuing shareholders.
- Sardar Biglari has created value at Biglari Holdings and achieved successful turnaround and transformation at Steak 'n Shake.
- Sardar Biglari is not seeking a "long-sought" or "personal win". He is pursing a 'win' for ALL shareholders, one this Board could not achieve.
- With only a minority position, Sardar Biglari and Milena Alberti-Perez will work with other Board members to ensure that the management is successful in turning around Cracker Barrel.

* Source: Cracker Barrel Investor Presentation October 29t, 2024

Carl Berquist and Meg Crofton Have Overseen Massive Value Destruction and Lack Relevant Experience to Oversee the Transformation Plan

Cracker Barrel's Claim



BIGLARI IS TARGETING DIRECTORS WHO ARE CRITICAL TO OUR STABILITY AND TRANSFORMATION
Carl Berquist
Independent Director, Board Chair
Former EVP and CFO of Marriott International
Committees: A, E*, NCG
Finance & Hospitality Expert
✓ Independent Cracker Barrel director since 2019, elected Chairman last year
✓ Brings 40 years of financial experience, with deep knowledge of hospitality industry
✓ Capital allocation expert with deep financial, real estate, corporate transactions, and public company board experience
✓ Served as Executive Vice President and CFO of Marriott, overseeing the finance organization of a complex, global Fortune 500 hospitality company
✓ Previously was the Global Real Estate and Hospitality Industry Head of Arthur Andersen, and Managing Partner of the mid-Atlantic region for Arthur Andersen during his career
✓ Former director of Hertz Global Holdings, Inc. and Beacon Roofing Supply, Inc.
Meg Crofton
Independent Director
Former President of Walt Disney World
Committees: NCG*, C, E
Hospitality & Operations Expert
✓ Independent Cracker Barrel director since 2017, and currently serves as Chair of the Nominating and Corporate Governance Committee
✓ Has overseen consistent and thoughtful refreshment of the Board, ensuring the right balance of knowledge, perspectives, and industry experience
✓ Spent 35 years in executive leadership roles in operating areas at The Walt Disney Company, with accountability for over 100,000 employees in parks across the U.S. and France
✓ Brings valuable leadership, industry, and public company board experience
✓ Oversaw foodservice and retail operations, employee performance, and guest satisfaction at Disney parks and resorts, with significant experience overseeing initiatives focused on driving strategic change
✓ Former director at Tupperware Brands Corporation and current director at HCA Healthcare, Inc.
Both Mr. Berquist and Ms. Crofton actively contributed to the development of our strategic transformation plan and provide key oversight and stability for our new CEO
41
A = Audit Committee
C = Compensation Committee
E = Executive Committee
NCG = Nominating and Corporate Governance Committee
* = Committee Chair









Reality: Carl and Meg are not a source of stability. Instead, they are responsible for value destruction.

Carl Berquist

- TSR is down **(69%)** during his term as a director.
- Marriott CFO experience is almost a decade old.
- No prior restaurant, family dining, or turnaround experience.
- Approved $854 million in capex from 2019 to 2024, while operating income fell by **(84%)** during this period.

Meg Crofton

- TSR is down **(65%)** during her term as a director.
- No prior restaurant, family dining, or turnaround experience.
- Oversaw flawed refreshment, resulting in a Board lacking in relevant restaurant and technology experience. These gaps had to be filled by nominees identified by Biglari Capital.
- Previously served on Tupperware board which faced significant audit concerns and restatements and subsequently filed for bankruptcy. Currently serves on the HCA board which continues to face public and legal scrutiny regarding its business practices.

* Source: Cracker Barrel Investor Presentation October 29, 2024

Sardar Biglari: Why He Should Be on the Board

› Sardar Biglari is not a hedge-fund activist. He brings deep industry and operational expertise, which is lacking on the Board.

› His operational experience in the family dining sector, evidenced by the successful transformation of Steak 'n Shake, is essential in overseeing the turnaround of Cracker Barrel.

› He has restaurant investment experience with $200 million invested in Cracker Barrel, Jack in the Box, and El Pollo Loco.

› He has a proven track record of shareholder value creation. **Biglari Holdings TSR is up 110% in the past five years**. Cracker Barrel shareholders lost **(61%)** during the same period.

› If elected, Sardar Biglari will work constructively with the other directors to effect change. He will be one person on a 10-member board.

› He would add necessary oversight to avoid the strategic missteps and execution problems that have plagued Cracker Barrel.

› Cracker Barrel Board without Sardar Biglari is lacking in key attributes.

Key Attributes	Without Sardar Biglari	With Sardar Biglari
Board has turnaround experience	No	Yes
Board has recent family dining experience	No	Yes
Board has shareholder representative	No	Yes
Board has directors with a history of shareholder value creation	No	Yes

Biglari Holdings and Steak 'n Shake Have Significantly Outperformed Cracker Barrel

Sardar Biglari Has a Proven Track Record of Creating Shareholder Value and Improving Operations



Total Shareholder Return

— Cracker Barrel — Biglari Holdings

BIGLARI HOLDINGS INC.
107.9%

(62.2%)



EBIT (FY19-FY24)

$282.8

($238) million or (84%)

$45.1

FY19   FY24



+$38 million

$21.6

($16.8)

FY19   LTM24





* Source: Factset, TSR as of 29-October-2019 to 29-October-2024

* Source: Company Filings

Ms. Alberti-Perez Is Clearly a Better Choice. She has been More Successful in Creating Shareholder Value and Would Add Relevant Experience to the Cracker Barrel Board



Total Shareholder Return
— Cracker Barrel — Pitney Bowes — S&P 500

"Milena is an invaluable board member, Audit Committee Chair and sounding board for me as CEO of Pitney Bowes. Her expertise in capital allocation, cost management, budgeting and forecasting, and acquisitions and divestitures have added tremendous value during her tenure."

Lance Rosenzweig CEO, Pitney Bowes

 

Milena Alberti-Perez (Age: 51 years)	Carl Berquist (Age: 72 years)
✓ Pitney Bowes TSR: **153.1%**	✗ Cracker Barrel TSR: **(47.1%)**
✓ CFO Experience: Getty Images Holding, Inc. (Jan 2022) and MediaMath, Inc. (Dec 2020)	✗ CFO Experience: Almost a decade old. Marriott International (2015)
✓ Other Relevant Experience: Milena's experience serving on the NPR Board gives her unique insights into Cracker Barrel's target customer demographics. NPR has over 30 million weekly listeners with half of them between 25 and 54 years old.	✗ Other Relevant Experience: None
✓ Public Board experience: Pitney Bowes Inc. – Board Chair (May 2023 – Present) and Allurion Technologies, Inc. (March 2024 – Present)	✗ Board Experience: None other than Cracker Barrel Board

* Source: Factset. TSR data from May 12, 2023 to Oct 29, 2024

The Board has Engaged in Gamesmanship With Respect to Settlement Agreement

> **Neither Mr. Biglari nor Ms. Perez were acceptable to Cracker Barrel as part of the settlement discussions.**

> As incumbent nominees lack family dining and turnaround experience, it was essential at this juncture for **Sardar Biglari to bring the needed expertise to the Cracker Barrel Board.**

> Similarly, **Ms. Milena Alberti-Perez would bring operational CFO expertise and a track record of shareholder value creation at Pitney Bowes.**

> Incumbent nominees Carl Berquist and Meg Crofton have destroyed 70% of shareholder value, overseen worst-in-class operating metrics over the last five years, and expect to be given more time **without being held accountable**.

In this pivotal turnaround situation, it is clear that shareholders would be better served with Sardar Biglari and Milena Alberti-Perez over failed incumbent nominees, Carl Berquist and Meg Crofton.

We are Skeptical and Shareholders Should Want Skeptical Minds in the Boardroom at this Critical Juncture

Cracker Barrel's Claim



OUR EXCITING NEW REMODELS – A FRESH LOOK WITH THE SAME CRACKER BARREL FEEL

"Two months ago, we began conducting a pilot <mark>remodel in two test stores</mark>. This included refreshing the interior and exterior of these stores by using a different color palette, updating lighting, offering more comfortable seating, and simplifying decor and fixtures." – Cracker Barrel Business Update Call May 16, 2024

* Source: Cracker Barrel Investor Presentation October 29, 2024

Reality:

If 70% of the market cap is being spent to <mark>upgrade the ambiance</mark>, it <mark>implies that the ambiance is the root cause</mark> of Cracker Barrel's **problem**.

› **Where is the data, the evidence, to support such assertions?**

› **The Board should provide proof that the ambiance is the root cause of Cracker Barrel's problems.**

Why would the Board announce a 3-year, $700 million plan in May 2024 based on two pilot stores?

› Two stores are **statistically insignificant** to form the basis of a $700 million capex plan.

The Board has a history of failed capital allocation decisions.

› Despite $850 million in capex since FY19, operating income is down 84%.

› 60% of West Coast stores are now closed.

Cracker Barrel needs highly skilled directors who can properly evaluate the ROIC of the remodel program. It is easy to misinterpret the data and naively extrapolate it.

If the capex proceeds on a false assessment, the result could be catastrophic for shareholders. If these concerns are not urgently addressed, Cracker Barrel could become another failed family dining chain.

10

60% of Planned Capex is for Deferred Maintenance – This Part Cannot be Transformational

Cracker Barrel's Claim



DISCIPLINED APPROACH TO STORE AND FACILITY CAPITAL EXPENDITURES
STORE AND FACILITY UPGRADES
• Investing to align our national fleet with brand standards
• Addressing necessary updates that fell behind due to the pandemic and supply chain issues
• Maintaining the condition and aesthetic quality of our stores to deliver an experience guests love
60%
40%
STORE REMODELS
• Through four-tiered remodel program, we are determining what resonates with guests to minimize capital spend and achieve optimal returns
• Traffic and sales have grown in the four pilot stores updated in FY 2024
• 25 to 30 full remodels planned in FY 2025, 25 to 30 lower capex "refreshes" anticipated
TECHNOLOGY AND LOYALTY PROGRAM
• Customers are responding well to the program and it is driving incremental traffic
• Membership has exceeded expectations and is providing valuable data and insights
NEW STORES
• Conservatively opening only two new stores in FY 2025 to maintain development muscle and learn from new units
• Only five new stores opened since September 2020 on a base of over 600

*"Our strong balance sheet and cash flow puts us in a position to continue to invest in the business while returning capital to shareholders. In this regard, **we are pleased to announce a quarterly dividend of $1.30 per share, which matches our pre-pandemic dividend level**, but on a lower base of earnings, and reflects our confidence of the business as we progress through 2022."*

- Q1 2022 earnings call

Reality

- **Is the Board saying that it stopped necessary maintenance of stores for nearly four years (2020-2024)?**
  - **Why did the Board underinvest in existing stores while approving store expansion during the same period?**
- Why did the Board resume dividends to **pre-pandemic level** (in Q1 2022) if the Company was deferring maintenance capex?
- Why didn't the Board share its decision to defer the capex with shareholders in 2022-2024? There was no mention in any conference calls, 10-Ks, or 10-Qs!
- Did the Board mislead shareholders starting in Q1 2022 by stating: "*cash flow puts us in a position to continue to invest in the business while returning capital to shareholders*"?

It is unacceptable for the Board to not maintain the store base.

Incumbent nominees Carl Berquist and Meg Crofton must be held accountable for underinvesting in stores while resuming unsustainable dividends.

* Source: Cracker Barrel Investor Presentation October 29, 2024

Independent Analysts Question the Long-Range Plan, which is Lacking in Details

Cracker Barrel's Claim



TRANSFORMATION PLAN PUTS CRACKER BARREL ON A CLEAR PATH TO ACHIEVE OUR FY 2027 FINANCIAL TARGETS
FY 2027 TARGETS
REVENUE ($B)
5.6%
CAGR3
$3.47B
$3.40B – $3.50B
$3.80B – $3.90B
FY 2024
FY 2025
FY 2027
NET INCOME / ADJUSTED EBITDA1 ($M)
Net Income
Adjusted EBITDA
38.8%
CAGR3
$40.90M
$211.62M
$200M - $215M2
$375M - $425M2
FY 2024
FY 2024
FY 2025
FY 2027

* Source: Cracker Barrel Investor Presentation October 29, 2024

Reality

*"… further **details and initial traction against initiatives are likely needed before becoming more constructive.** … While strategic plans are appropriately focused on investing to improve growth over time, **visibility into efficacy is low at these early stages**…."* - UBS Securities (May 2024)

*"Management **did not quantify the specific drivers of sales**, but the primary driver appears to be 'enhanced' menu pricing…."* - Truist Securities (May 2024)

*"CBRL is still in the early innings of discovery for what/how it will attack many pieces of this transformation … so underwriting targeted **FY27 revenue/EBITDA growth requires optimism that what's currently baked will match untested expectations… Details around how the ~400bps in EBITDA margin expansion shows up in the P&L were scant."*** - Citi Research (May 2024)

"Management anticipates that adjusted EBITDA will almost double by FY27 *from current levels ….. **which seems aggressive to us** …..*

A challenge *that investors will have … is the current **lack of deliverable touchstones over the early years of the plan**. ….. **back end loaded nature of the expectation for when financial results will inflect makes handicapping the expected 400bps lift in adjusted EBITDA margin a challenge."***

- Benchmark (June 2024)

Consensus Estimates for FY27 Adj. EBITDA are 40% Lower than Management's Guidance

Consensus Income Statement
(USD Millions)

	Jul '23	Jul '24	Jul '25E	Jul '26E	Jul '27E
Sales	3,443	3,471	3,431	3,489	3,552
Guidance (Low)			*3,400*		*3,800*
Guidance (High)			*3,500*		*3,900*
Adj. EBITDA (non-GAAP)	255	212	208	228	241
Guidance (Low)			*200*		*375*
Guidance (High)			*215*		*425*
Net Income	122	79	63	78	92

> Analysts estimate FY27 revenue of $3.6 billion, which is **8% lower** than the mid-point of Cracker Barrel's guidance

> Adj. EBITDA estimate of $241 million for FY27 is **40% lower** than the mid-point of management guidance

> Net Income estimate for FY27 is **24% lower** than Cracker Barrel's net income in FY23

* Source: FactSet

13

Independent Analysts Do Not Yet Believe the Board will Unlock Shareholder Value

Cracker Barrel's Claim

Our strategic transformation plan is the right plan

Our plan is working – don't jeopardize the momentum



FIVE PILLARS SUPPORTED BY MULTIPLE INITIATIVES AND ENABLERS
1 Refining the Brand
Brand Refresh
Ignite Cracker Barrel Fandom
Elevated Guest Journey
2 Enhancing the Menu
Menu of the Future
Menu Management / Back-of-House Optimization
Strategic Pricing
3 Evolving the Store & Guest Experience
Execution Excellence
Refresh the Estate
Next Gen Format
Transform Retail
4 Winning in Digital & Off-Premise
Customer Activation & Loyalty
Category Leading Delivery / To-Go
Catering Reset
5 Elevating the Employee Experience
Employee Value Proposition
Modernized Training & Tools
Transformed Manager Experience
ENABLERS
Transformation System
Tech Modernization
Margin Optimization
Testing
13

Reality

- Cracker Barrel's own guidance suggests **4% guest traffic declines in FY25.**
- Cracker Barrel's share price is **down (14%)** since announcement of the plan in May 2024 and **(46%)** since the appointment of Julie Masino as the CEO-elect in August 2023.
- Coverage analysts have an Underperform, Sell or Hold rating.
- Analysts' mean target price of $41.60 per share is **15% lower** than the current share price.
- Clearly, independent analysts have little confidence in the management or the Board to unlock shareholder value.

* Source: Cracker Barrel Investor Presentation October 29, 2024

Cracker Barrel's Dividend Yield Argument is Disingenuous and Illustrates How the Company Tries to Mislead Shareholders by Shifting its Narrative

Cracker Barrel's Claim



OUR NEW DIVIDEND ENABLES US TO INVEST IN GROWTH AND RETURN CAPITAL

Current Dividend Yield

Our previous dividend yield, 9.1% from May '24, was 6.5x larger than the peer median

Reality

> During the Business Update call in May'24, management stated:
>> *"We believe we have significant opportunity to grow the core business by increasing our investments in it. As a result, **we are shifting more capital towards investing in the core business, and we are reducing the dividend**."*

> Not once did Cracker Barrel mention dividend yield argument on the Business Update call when announcing the dividend cut.

> It is important to note that the 9% dividend yield in May'24 was a result of **65%*** decline in Cracker Barrel's share price.

> We believe the decision to cut dividend was not based on a desire to achieve peer level dividend yield but to fund the transformation plan as noted in the Business Update call in May.

* Source: Cracker Barrel Investor Presentation October 29, 2024

*Source: Factset. 65% decline in share price is from May 18, 2019 to May 16, 2024

Cracker Barrel's Assertions About Biglari Capital Ideas are False and Unsubstantiated

Cracker Barrel's Claim

Biglari's value-destructive ideas:

- ⊗ Paying an unsustainable dividend — which we believe is short-term thinking

- ⊗ Taking Cracker Barrel back to "1980's" menus — which is not what today's consumer wants

- ⊗ Stopping investment in our stores — a sure path to further traffic erosion

- ⊗ Divesting Maple Street Biscuit Company — a brand with significant potential, that is not detracting resources or focus from core Cracker Barrel transformation

Reality

✓ Biglari Capital has **NEVER** advocated for unsustainable dividends.

✓ As a large long-term shareholder, it makes no sense to advocate for unsustainable dividends. We challenge the Board to prove its assertions.

✓ Biglari Capital **NEVER** suggested taking menu to '1980s'. We challenge the Board to prove its assertions. We have suggested, however, Cracker Barrel study how product quality and portion sizes have changed over time.

✓ We are not opposed to investing in existing stores, but the Board admits it underinvested in them. In addition, we are skeptical of the cosmetic remodel and whether it will achieve a high ROIC.

✓ We believe management needs to focus on the core business, which has been failing. Anything else is a distraction. Even Cracker Barrel admits that Maple Street (MSBC) is not performing well. 13 MSBC stores had deteriorating performance in FY24 and 6 stores closed in the past two years.

No one can take seriously these claims about Biglari Capital – one of the largest shareholders who has owned the stock for over a decade. Biglari thinks and acts long-term.

Steak 'n Shake's Transformation Has Been a Success. The Proof is in its Profits.

Cracker Barrel's Claim

Cracker Barrel fails to recognize the revenue declined due to revenue recognition under GAAP of a franchise operated business as opposed to company operated business.

The business model shift allowed Steak 'n Shake to earn **EBIT margin** of **10.9% in FY23** vs **4.3% in FY16**





STEAK 'N SHAKE RECENT PERFORMANCE UNDER BIGLARI
RAPIDLY DECLINING REVENUES ($M)¹
$804
$793
$761
$595
$344
$263
$232
$240
(20.6%)
CAGR
2016 2017 2018 2019 2020 2021 2022 2023
(0.6%) (3.0%) (6.5%) (5.7%) (11.7%) 12.5% 7.5% (2.6%)
Biglari's Steak 'n Shake Revenue
% System SSS
VOLATILE PROFITABILITY (EBIT in $M)
$34.7
Down 24.5% since 2016
$0.4
($10.7)
($18.6)
($4.6)
$13.5
$11.5
$26.2
Before COVID
2016 2017 2018 2019 2020 2021 2022 2023
4.3% 0.1% (1.4%) (3.1%) (1.3%) 5.1% 5.0% 10.9%
% EBIT Margin

Steak 'n Shake's EBIT rose **~100%** between 2021-2023 (post-Covid).

In comparison, Cracker Barrel's reported Operating Income fell **(67%)** during the same period

* Source: Cracker Barrel Investor Presentation October 29, 2024

Jody Bilney is an Independent Director. Today's Needs are Different Than Two Years Ago

Cracker Barrel's Claim



RELEVANT EXPERIENCE TO CRACKER BARREL

JODY BILNEY

Independent Director
Originally nominated
by Biglari in 2022

✓ **Deep public company executive experience** at Humana, Inc., Bloomin' Brands, Inc., Charles Schwab Corporation, and Verizon Communications, Inc.

✓ **Restaurant Industry branding expertise** having served as Chief Brand Officer for Bloomin' Brands, one of the largest casual dining restaurant companies in the world

✓ **Extensive public company board experience,** including at Chuy's Holdings, Inc., Masonite International Corporation, and Alignment Healthcare, Inc.

✓ **Multi unit restaurant experience** as both an executive (Bloomin' Brands) and Board member (Chuy's)

Jody Bilney has provided outstanding contributions since **joining the Board in 2022.**

Her **deep understanding of marketing and consumer expertise helped shape the strategic transformation plan,** which she actively helped design and enthusiastically supports.

Reality

✓ **Biglari Capital has had no communication with Jody Bilney since her election to the Cracker Barrel Board.**

✓ Ms. Bilney was recruited for her marketing experience and not for turnaround or capital allocation expertise.

✓ The fact that Biglari Capital settled to place Jody Bilney on the Board in 2022 demonstrates it is willing to compromise when appropriate as well as place independent-minded people on the Board.

* Source: Cracker Barrel Investor Presentation October 29, 2024

The Choice Is Clear

- Cracker Barrel is in crisis and needs restaurant turnaround and capital allocation experience in light of the proposed $700 million capital expenditure.

- Biglari Capital nominees, Sardar Biglari and Milena Alberti-Perez, have extensive family dining turnaround experience and capital allocation expertise.

- We are trying to replace two incumbent nominees, Carl Berquist and Meg Crofton, who have presided over massive value destruction, worst-in-class operating margins, and failed acquisitions and expansions.

- We are skeptical of Cracker Barrel's Transformation Plan. If the plan is wrong but proceeds, it would mean the end of Cracker Barrel as we know it.

- Shareholders can choose between two new nominees who will add urgently needed shareholder representation, restaurant turnaround, and capital allocation expertise to the Board. Or select incumbent nominees who have a failed track record and have overseen value destruction.

- It is time for shareholders to hold Carl Berquist and Meg Crofton accountable for their failures. Shareholders cannot afford to give these failed directors more time – 5 and 7 years are plenty, respectively.

- We believe Biglari Capital nominees are exactly the right choice for the current situation.

- Vote on the Gold card FOR Sardar Biglari, Milena Alberti-Perez, and Michael Goodwin.